No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 2/4/13



13000725

March 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Alan F. Denenberg
Davis Polk & Wardwell LLP
alan.denenberg@davispolk.com

Re: Equinix, Inc.
Incoming letter dated February 4, 2013

Dear Mr. Denenberg:

This is in response to your letter dated February 4, 2013 concerning the shareholder proposal submitted to Equinix by John Chevedden. We also have received a letter from the proponent dated February 19, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equinix, Inc.
Incoming letter dated February 4, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Equinix may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Equinix seeking approval of an amendment to Equinix's certificate of incorporation. You also represent that the proposal conflicts with Equinix's proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Equinix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 19, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Equinix, Inc. (EQIX)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company has not confirmed that it will have 3 unbundled proposals on its 2013 annual meeting proxy to match the 3 distinct issues in its February 4, 2013 letter:
1) Written consent as allowed by state law
2) Requirement to marshal 25% of voting power
3) Establish gate keeper function for the board of directors for shareholders to act by written consent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Maggie Blumenfeld <mblumenfeld@equinix.com>

[EQIX: Rule 14a-8 Proposal, December 19, 2012, revised December 30, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our executive pay.

Annual incentives for our highest paid executives were based on a single financial performance measure. A mix of performance metrics is more appropriate, not just to prevent executives from gaming the results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. In addition, long-term incentive pay consisted of performance-based awards that were 50%-based on annual revenue and EBITDA, a performance measure used in the annual plan, and the remaining 50% will simply vest equally over two years without additional job performance requirements. All equity pay should have job performance requirements to align with shareholder interests. Moreover, one-year performance periods are the antithesis of long-term incentive pay. CEO Stephen Smith was also potentially entitled to $12 million under a change in control.

Two directors had 12 years tenure each. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. Christopher Paisley, our Lead Director no less and chairman of our 3-person Audit Committee, was involved with Brocade Communications Systems, which was delisted due to a violation of exchange regulations. Ironically Mr. Paisley worked on a total of 4 boards of large companies. Our chairman Peter Van Camp was our leader in negative votes. He received 12-times as many negative votes as each of our other directors.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Alan F. Denenberg

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2004 tel
650 752 3604 fax
alan.denenberg@davispolk.com

February 4, 2013

Re: **Equinix, Inc.**
Proposal of Mr. John Chevedden Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934
(Rule 14a-8(i)(9))

Via email: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of Equinix, Inc., a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Shareholder Proposal**") and supporting statement submitted by Mr. John Chevedden (the "**Proponent**") on December 19, 2012, as revised by the Proponent on December 30, 2012, for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Stockholders (the "**2013 Proxy Materials**").

We hereby request confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8(i), the Company omits the Shareholder Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter via email to *shareholderproposals@sec.gov*. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Shareholder Proposal from its 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the exclusion of the Shareholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Shareholder Proposal

The Shareholder Proposal requests that:

- "[The] board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

A copy of the Shareholder Proposal and related correspondence is attached to this letter as Exhibit A.[1]

Statement of Reasons to Exclude

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to its stockholders at the same meeting. The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Amendments to Rules on Shareholder Proposals*, Rel. Nos. 34-40018, IC-23200 (May 21, 1998), at n.27.

Currently, neither the Company's Restated Certificate of Incorporation, as amended (the "**Charter**"), nor its Amended and Restated Bylaws (the "**Bylaws**") permit stockholders to take action without a duly called annual or special meeting of stockholders.

The Company has determined to submit its own proposal in the 2013 Proxy Materials addressing stockholder action by written consent, structured in a form that the Company's Board of Directors (the "**Board**") believes is in the best interests of stockholders. The Company's proposal (the "**Company Proposal**") will ask stockholders to approve an amendment (the "**Charter Amendment**") to the Charter whereby (i) stockholders holding at least 25% of the voting power of the outstanding capital stock entitled to vote on the relevant action will have the right to request that the Board set a record date for determining stockholders entitled to express written consent on the relevant action and (ii) once such record date is set and the procedures for stockholder action by written consent that are provided for in the Charter (as amended) and Bylaws (as amended) are satisfied, stockholders will be able to act by written consent with the same approval threshold as if the action were taken at a stockholder meeting. In addition, if the Company Proposal is approved by its stockholders, the Bylaws will be amended to provide certain informational and procedural requirements for stockholders to act by written consent. The Board has approved the Charter Amendment (to be submitted for stockholder approval at the 2013 Annual Meeting) and the related amendment to the Bylaws (which will be effective upon effectiveness of the Charter Amendment).

[1] Telephone numbers and email and street addresses belonging to the Proponent have been redacted from the exhibits hereto and from quotations therefrom included in this letter. We will provide unredacted copies to the Staff on request.

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for stockholders because they contain different ownership thresholds and procedures for stockholders to act by written consent:

- The Company Proposal requires a 25% ownership threshold for stockholders to request a record date for the action (consistent with the 25% ownership threshold for stockholders to call a special meeting already established in the Bylaws) and sets forth other procedures for stockholder action by written consent.

- The Shareholder Proposal does not specify an ownership threshold for setting a record date nor does it specify other procedures for stockholder action by written consent.

The Company Proposal is needed to revise the current provisions in the Charter forbidding stockholder action by written consent. If approved by stockholders, then the Company Proposal would provide stockholders holding at least 25% of the outstanding voting power the right to initiate an action by written consent by requesting a record date (and, for the action to pass, the same stockholder approval level would be needed as if the action were approved at a stockholder meeting). This directly conflicts with the Shareholder Proposal which does not have any minimum ownership threshold for initiating an action by written consent.

As noted above, the Company Proposal also contains certain procedures relating to stockholder action by written consent which are absent from the Shareholder Proposal, including (i) a requirement that stockholders must solicit consents in accordance with Regulation 14A under the Exchange Act (without reliance on the exemption contained in Rule 14a-2(b)(2) under the Exchange Act), so that all stockholders are fully informed about the action, (ii) a requirement that no stockholder may submit his or her consent until 50 days after the applicable record date provided a record date has been duly set, so that all stockholders are able to fully consider and discuss the action before it becomes effective, and (iii) procedures and timing requirements to enable the Board to call a special meeting to vote on the action if it believes that such a meeting would best facilitate stockholder discussion and participation with respect to the matter. The Company believes that these procedural protections are necessary to strike the appropriate balance between enhancing the rights of stockholders and ensuring that the consent process is fair, transparent and inclusive of all stockholders.

The Shareholder Proposal conflicts with the Company Proposal because it does not include any of the foregoing procedures. The Shareholder Proposal asks the Board to grant stockholders "the fullest power to act by written consent consistent with applicable law," which conflicts with the Company Proposal because the Delaware General Corporation Law and other applicable laws permit action by written consent even if none of the procedural protections contained in the Company Proposal are implemented.

Where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, and submitting both matters for stockholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the stockholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of stockholder proposals containing requests substantially identical to that of the Shareholder Proposal, when the company represented that it would seek stockholder approval of a charter amendment providing for the right to act by written consent and containing procedural provisions and ownership thresholds similar to those contained in the Company Proposal. *See Staples, Inc.*

(March 16, 2012); *The Allstate Corporation* (March 5, 2012); *Altera Corporation* (Feb. 1, 2012); *CVS Caremark Corp.* (Jan. 20, 2012); and *Home Depot, Inc.* (Mar. 29, 2011). In an analogous situation, the Staff concurred with the exclusion of stockholder proposals requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting, when a company proposal would allow the holders of 25% of outstanding common stock to call such a meeting. *See Danaher Corp.* (Jan. 21, 2011); and *Raytheon Co.* (Mar. 29, 2010).

If both the Shareholder Proposal and the Company Proposal were included in the 2013 Proxy Materials, the resulting confusion could easily lead to a voting result that is not necessarily representative of the views of stockholders, and a situation in which the Company would be unsure how to implement the wishes of its stockholders. For example, if the Company's stockholders were to approve both proposals, it would be unclear to the Company which manner of implementation of stockholder action by written consent the Company should adopt.

As described in this letter, the Company's determination to ask stockholders to approve the Company Proposal is substantially similar to situations presented in prior decisions of the Staff. The Shareholder Proposal and the Company Proposal directly conflict and, if both were included in the 2013 Proxy Materials, would present different and directly conflicting decisions for stockholders on the same subject matter at the same stockholder meeting.

Conclusion

For the reasons discussed above, the Company respectfully submits that the Shareholder Proposal may be excluded from its 2013 Proxy Materials in accordance with Rule 14a-8(i)(9). The Company respectfully requests the Staff's concurrence with its decision to omit the Shareholder Proposal from its 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action to the Commission.

* * *

Thank you for your attention to this matter. Please call the undersigned at (650) 752-2004 if you should have any questions or would like additional information.

Very truly yours,



Alan F. Denenberg

Attachment
cc w/ att: Mr. John Chevedden

Ms. Brandi Galvin Morandi
General Counsel & Corporate Secretary
Equinix, Inc.

EXHIBIT A

(attached)

JOHN CHEVEDDEN

Mr. Peter F. Van Camp
Chairman of the Board
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
Phone: 650 598-6000
FX: 650-598-6900

Dear Mr. Van Camp,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to [redacted].

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to [redacted].

Sincerely,



John Chevedden



Date

cc: Brandi Galvin Morandi <bgalvin@equinix.com>
Corporate Secretary
Jason Starr <jstarr@equinix.com>
Investor Relations
PH: 650-513-7402

[EQIX: Rule 14a-8 Proposal, December 19, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our executive pay.

Annual incentives for our highest paid executives were based on a single financial performance measure. A mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. In addition, long-term incentive pay consisted of performance-based awards that were 50%-based on annual revenue and EBITDA, a performance measure used in the annual plan, and the remaining 50% will simply vest equally over two years without additional job performance requirements. All equity pay should have job performance requirements to align with shareholder interests. Moreover, one-year performance periods are the antithesis of the intended nature of long-term incentive awards. CEO Stephen Smith was potentially entitled to $12 million under a change in control.

Two directors had 12 years tenure each. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. Christopher Paisley, who was our Lead Director no less and who also chaired our 3-person Audit Committee, was involved with Brocade Communications Systems, which was delisted due to a violation of exchange regulations. Ironically Mr. Paisley worked on a total of 4 boards of large companies. Our chairman Peter Van Camp was our leader in negative votes. He received 12-times as many negative votes as each of our other directors.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, [redacted] sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [redacted]].

JOHN CHEVEDDEN

Mr. Peter F. Van Camp
Chairman of the Board
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
Phone: 650 598-6000
FX: 650-598-6900

REVISED DEC. 30, 2012

Dear Mr. Van Camp,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to [redacted].

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to [redacted].

Sincerely,



John Chevedden



Date

cc: Brandi Galvin Morandi <bgalvin@equinix.com>
Corporate Secretary
Jason Starr <jstarr@equinix.com>
Investor Relations
PH: 650-513-7402

[EQIX: Rule 14a-8 Proposal, December 19, 2012, revised December 30, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our executive pay.

Annual incentives for our highest paid executives were based on a single financial performance measure. A mix of performance metrics is more appropriate, not just to prevent executives from gaming the results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. In addition, long-term incentive pay consisted of performance-based awards that were 50%-based on annual revenue and EBITDA, a performance measure used in the annual plan, and the remaining 50% will simply vest equally over two years without additional job performance requirements. All equity pay should have job performance requirements to align with shareholder interests. Moreover, one-year performance periods are the antithesis of long-term incentive pay. CEO Stephen Smith was also potentially entitled to $12 million under a change in control.

Two directors had 12 years tenure each. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. Christopher Paisley, our Lead Director no less and chairman of our 3-person Audit Committee, was involved with Brocade Communications Systems, which was delisted due to a violation of exchange regulations. Ironically Mr. Paisley worked on a total of 4 boards of large companies. Our chairman Peter Van Camp was our leader in negative votes. He received 12-times as many negative votes as each of our other directors.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, [redacted] sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [redacted].

FISMA & OMB Memorandum M-07-16

From:
Sent: Thursday, January 03, 2013 7:00 AM
To: Brandi Galvin Morandi
Cc: Maggie Blumenfeld
Subject: Rule 14a-8 Proposal (EQIX) sts

Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know today whether there is any question.
Sincerely,
John Chevedden

Click here to report this email as spam.



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 1-2-13	# of pages ▶
To Brandi Galvin Morandi	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 650-598-6900	Fax #	

December 31, 2012

John Chevedden

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 40 shares of Equinix, Inc. (EQIX) CUSIP #29444U502, and have held them continuously since at least December 19, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least December 19, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160

207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



Northern Trust

December 31, 2012

John Chevedden

RE: Equinix, Inc. (EQIX) (Shareholder Resolution) CUSIP #29444U502, Account # ***FISMA & OMB Memorandum M-07-16*** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 19, 2012 Spinnaker Trust held 40 shares of Equinix, Inc., (EQIX) CUSIP #29444U502. The above account has continuously held at least 40 shares of EQIX common stock since at least December 19, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust